FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of March, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc

2. Name of director
     1. Yasmin Jetha
     2. Mark Pain

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7. Number of shares / amount of stock acquired


8. Percentage of issued class


9. Number of shares/amount of stock disposed


10. Percentage of issued class


11. Class of security


12. Price per share


13. Date of transaction


14. Date company informed


15. Total holding following this notification


16. Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

26th March 2003

18. Period during which or date on which exercisable

1st April 2006 to 30th September 2006

19. Total amount paid (if any) for grant of the option

nil

20.

Description of shares or debentures involved: class, number

Ordinary Shares of 10p each
     1. Yasmin Jetha - 560 Shares
     2. Mark Pain - 1,121 Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

(pound)3.37

22. Total number of shares or debentures over which options held following this notification
     1. Yasmin Jetha - 323,177 Shares
     2. Mark Pain - 314,519 Shares

23. Any additional information

Share options granted under the Abbey National Employee Sharesave Scheme

24. Name of contact and telephone number for queries

P J Lott - Abbey National Group Secretariat 0207 756 4333

25. Name and signature of authorised company official responsible for making this notification

P J Lott - Abbey National Group Secretariat

Date of Notification

26th March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABBEY NATIONAL plc


Date: 26 March, 2003                     By /s/ Peter Lott
                                            --------------
                                         Abbey National Group Secretariat